UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93 -
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 144TH MEETING OF THE BOARD OF
DIRECTORS HELD ON SEPTEMBER 30 2009

1. DATE, TIME AND PLACE: On September 30 2009 at 9:30 a.m. at the registered offices of Companhia Paulista de Força e Luz, located at Rodovia Campinas Mogi-Mirim, Km 2.5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and the Board of Executive Officers.

4. CHAIR: Chairman – Pedro Pullen Parente and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

Pursuant to Article 16 and its First Paragraph of the Company’s Bylaws, initially PEDRO PULLEN PARENTE was vested in his position as effective member of the Board of Directors, to which he was elected at the Extraordinary General Meeting of the Company held on September 28 2009, through the signature of the Investiture Instrument drafted to the Board Minutes Register. The Director hereby vested shall conclude the remaining term of office of Luiz Anibal de Lima Fernandes, elected on April 23, 2009, the duration of the said term of office terminating with the Ordinary General Meeting to be held in fiscal year 2010. The Executive Officers and Directors welcomed the new Board Member, wishing him success in his activities.

Since the contents of the meeting were known to all attending members, it was resolved that reading of the Agenda should be waived and the minutes of the meeting thereof should be drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting board members’ signatures.

After preliminary clarifications, the Chairman of the Board informed attending members that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of all the matters on the Agenda, the following resolutions were adopted on a unanimous vote:

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93 -
Company Registry (NIRE) 353.001.861 -33

(i) Elected PEDRO PULLEN PARENTE to the position of Chairman of the Board of Directors, pursuant to Paragraph 3 of Article 14 of the Company’s Bylaws;

(ii) Take Cognizance of the Action Plan of the Board Advisory Commissions for this month, recording the following manifestations: (i.i) Strategy Commission: take cognizance of the Guidelines for the Strategic Plan of the Company for the period 2010/14 and deemed appropriate for submission for Board validation; (i.ii) Projects Evaluation Commission: examined the energy generation project, it being deemed appropriate to be submitted for the deliberation of the Board, and take cognizance of the non-binding proposal which shall be sent to the Board of Executive Officers; (i.iii) Budget Commission: take cognizance of the macroeconomic and market scenarios and regulatory proposals by the Board of Executive Officers as a basis for the 2010 Budget and the Multi-Year Plan 2010/14 of the Company and the controlled companies;

(iii) Take Cognizance of the Chief Executive Officer’s report (highlights) on the principal factors with respect to the company’s businesses and the sectoral indicators;

(iv) Approved the minutes of the 143rd meeting of the Board held on August 28 2009;

(v) Approved, pursuant to item “p” and “r” of Article 18 of the Company’s Bylaws and the conditions pursuant to Board of Executive Officers Resolution 2009085 of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), the execution of all necessary procedures for the feasibility of an energy generation project;

(vi) Validated the strategic guidelines proposed by the Board of Executive Officers as the basis for the Multi-Year Plan 2010/2014 and the Budget for the fiscal year 2010;

(vii) Recommended to representatives of the Company on the Boards of the controlled companies the favorable vote for approval of the following matters: (a) CPFL PAULISTA, CPFL PIRATININGA, CPFL GERAÇÃO, RGE, CPFL SANTA CRUZ, CPFL MOCOCA, CPFL LESTE PAULISTA, CPFL JAGUARI, CPFL SUL PAULISTA, CPFL BRASIL, CPFL ATENDE and CPFL SERVIÇOS – OPENING OF BRANCHES – Ex. Board Res. 2009150, 2009111, 2009062, 20091632/1638, 2009058, 2009051, 2009059, 2009055, 2009055, 2009084, 2009012 and 2009020; (b) CPFL PAULISTA–ENGAGEMENT OF COMPANIES FOR RENDERING SERVICES FOR INCORPORATION OF ELECTRICITY ENERGY DISTRIBUTION NETWORKS AND LINES – Ex. Board Res. 2009155; and (c) CPFL PAULISTA, CPFL PIRATININGA, CPFL SANTA CRUZ and RGE–ENGAGEMENT OF A COMPANY FOR EXECUTION OF SUBSTATION CONSTRUCTION, EXPANSION AND REFURBISHMENT- Ex. Board Res. 2009156, 2009114, 2009059 and 20091639; and

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93 -
Company Registry (NIRE) 353.001.861 -33

(viii) Resolved to issue a Work Request Form to the Processes Management Committee.

6. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Pedro Pullen Parente, Ricardo Carvalho Giambroni, Francisco Caprino Neto, José Ayres de Campos, Milton Luciano dos Santos, Susana H. Stiphan Jabra, Ana Dolores M. Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free English Translation of the excerpt from the original minutes drafted to the
Minutes Register

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.